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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One)
     [_] Form 10-K [_] Form 20-F [X] Form 11-K [_] Form 10-Q [_] Form N-SAR For Period Ended: August 31, 2001
     [_] Transition Report on Form 10-K
     [_] Transition Report on Form 20-F
     [_] Transition Report on Form 11-K
     [_] Transition Report on Form 10-Q
     [_] Transition Report on Form N-SAR
     For the Transition Period Ended:

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ------------------------

Part I--Registration Information

     Full Name of Registrant: APW Ltd. 401(k) Plan

     Former Name if Applicable NA

     Address of Principal Executive Office (Street and Number): N22 W23685 Ridgeview Parkway West

     City, State and Zip Code: Waukesha, WI 53188-1013

Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative

The Registrant cannot timely file its Form 11-K for the year ending August 31, 2001 because it is still completing its financial statements. The Company is completing its financial statements including the audit by PricewaterhouseCoopers LLP.

Part IV--Other Information


(1) Name and telephone number of person to contact in regard to this notification

Mr. Richard D. Carroll 262-523-7600
(Name)             (Area Code)(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [_] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              APW Ltd. 401(k) Plan
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 26, 2002                By: /s/ Todd Adams
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                                           Todd Adams
                                           401(k) Plan Committee Member